        1100 LOUISIANA        SUITE 3800    HOUSTON, TEXAS 77002-5218        TELEPHONE (713) 651-9191     FAX (713) 651-0849

March 6, 2002

Mariner Energy, Inc.
580 WestLake Park Blvd., Suite 1300
Houston, Texas 77079

Gentlemen:

     At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold interests of Mariner Energy, Inc. (Mariner) as of December 31, 2001. The subject properties are located in the states of Mississippi and Texas and in the federal waters offshore Louisiana and Texas. The income data were estimated using the Securities and Exchange Commission (SEC) guidelines for future price and cost parameters.

     The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. December 2001 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from December 2001 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

SEC PARAMETERS Estimated Net Reserves and Income Data Certain Leasehold Interests of Mariner Energy, Inc. As of December 31, 2001

	Proved

	Developed

	Producing	Non-Producing	Undeveloped	Total Proved

Net Remaining Reserves
Oil/Condensate - Barrels	4,638,509	36,243	5,425,828	10,100,580
Gas - MMCF	33,805	10,235	132,421	176,461
Income Data
Future Gross Revenue	$162,289,613	$27,328,210	$425,512,852	$615,130,675
Deductions	57,353,123	12,292,046	225,233,655	294,878,824

Future Net Income (FNI)	$104,936,490	$15,036,164	$200,279,197	$320,251,851
Discounted FNI @ 10%	$86,626,145	$13,136,044	$132,265,700	$232,027,889

	Probable

	Developed

	Producing	Non-Producing	Undeveloped	Total Probable

Net Remaining Reserves
Oil/Condensate - Barrels	1,525,311	25,291	3,152,563	4,703,165
Gas - MMCF	1,419	6,349	88,917	96,685
Income Data
Future Gross Revenue	$24,158,461	$16,993,003	$273,063,608	$314,215,072
Deductions	3,706,856	3,442,486	71,563,430	78,712,772

Future Net Income (FNI)	$20,451,605	$13,550,517	$201,500,178	$235,502,300
Discounted FNI @ 10%	$16,911,547	$10,352,796	$131,954,671	$159,219,014

	Possible

	Developed Non-Producing	Undeveloped	Total Possible

Net Remaining Reserves
Oil/Condensate - Barrels	10,339	1,063,930	1,074,269
Gas - MMCF	3,522	88,242	91,764
Income Data
Future Gross Revenue	$9,384,646	$237,240,724	$246,625,370
Deductions	1,599,032	71,379,976	72,979,008

Future Net Income (FNI)	$7,785,614	$165,860,748	$173,646,362
Discounted FNI @ 10%	$5,587,105	$90,980,707	$96,567,812

     Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

     The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Gas reserves account for approximately 74 percent and liquid hydrocarbon account for approximately 26 percent of total future gross revenue from proved reserves.

     The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at three other discount rates which were also compounded monthly. These results are shown on each estimated projection of future production and income presented in a later section of this report and in summary form as follows.

	Discounted Future Net Income As of December 31, 2001

Discount Rate Percent	Total Proved	Total Probable	Total Possible

15	$203,662,724	$133,112,370	$73,314,452
20	$180,638,471	$112,313,029	$56,189,116
25	$161,389,739	$95,547,913	$43,398,452

     The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

     The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The probable reserves and possible reserves included herein conform to definitions of probable and possible reserves approved by the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers. The definitions of proved, probable, and possible reserves are included under the tab "Reserve Definitions" in this report.

     We have included probable and possible reserves and income in this report at the request of Mariner. These data are for Mariner's information only and should not be included in reports to the SEC according to the SEC guidelines. The probable reserves are less certain to be recovered than the proved reserves and reserves classified as possible are less certain to be recovered than those in the probable category. The reserves and income quantities attributable to the different reserve classifications that are included herein have not been adjusted to reflect the varying degrees of risk associated with them and thus are not comparable.

     Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled.

     The proved, probable and possible developed non-producing reserves included herein are comprised of shut-in and behind pipe categories. The various reserve status categories are defined under the tab "Reserve Definitions" in this report.

Estimates of Reserves

     In general, the reserves included herein were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such other methods were more appropriate in our opinion. The reserves estimated by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

     The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

Future Production Rates

     Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Mariner.

     The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

Hydrocarbon Prices

     Mariner furnished us with hydrocarbon prices in effect at December 31, 2001 and with its forecasts of future prices which take into account SEC and Financial Accounting Standards Board (FASB) rules, current market prices, contract prices, and fixed and determinable price escalations where applicable.

     In accordance with FASB Statement No. 69, December 31, 2001 market prices were determined using the daily oil price or daily gas sales price ("spot price") adjusted for oilfield or gas gathering hub and wellhead price differences (e.g. grade, transportation, gravity, sulfur and BS&W) as appropriate. Also in accordance with SEC and FASB specifications, changes in market prices subsequent to December 31, 2001 were not considered in this report.

Costs

     Operating costs for the leases and wells in this report are based on the operating expense reports of Mariner and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells. In the East Breaks 579 field, offshore Louisiana, there is a $462,500 per month loan repayment fee built into the lease operating expense for the first 60 months of the field life. This fee is paid to El Paso Energy for their financing a portion of the field pipeline expenses.

     Development costs were furnished to us by Mariner and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage are significant. The estimates of the net abandonment costs furnished by Mariner were accepted without independent verification.

     Current costs were held constant throughout the life of the properties.

General

     Table A presents a one line summary of proved reserve and income data for each of the subject properties which are ranked according to their future net income discounted at 10 percent per year. Table B presents a one line summary of gross and net reserves and income data for each of the subject properties. Table C presents a one line summary of initial basic data for each of the subject properties. Tables 1 through 377 present our estimated projection of production and income by years beginning January 1, 2002, by state, field, and lease or well.

     While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

     The estimates of reserves presented herein were based upon a detailed study of the properties in which Mariner owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Mariner has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Mariner were accepted without independent verification. The estimates presented in this report are based on data available through December 2001.

     Mariner has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.

     Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

     This report was prepared for the exclusive use and sole benefit of Mariner Energy, Inc. The data, work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours, RYDER SCOTT COMPANY, L.P. Timothy J. Torres, P.E. Petroleum Engineer
TJT/sw Approved:

John R. Warner, P.E. Executive Vice President-International

MARINER ENERGY, INC.

Estimated
Future Reserves and Income
Attributable to Certain
Leasehold Interests

(SEC Parameters)

As of
December 31, 2001

PETROLEUM RESERVES DEFINITIONS
SECURITIES AND EXCHANGE COMMISSION

INTRODUCTION

     Reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. It should be noted that Securities and Exchange Commission Regulation S-K prohibits the disclosure of estimated quantities of probable or possible reserves of oil and gas and any estimated value thereof in any documents publicly filed with the Commission.

     Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change. Reserves do not include quantities of petroleum being held in inventory, and may be reduced for usage or processing losses if required for financial reporting.

     Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

PROVED RESERVES (SEC DEFINITIONS)

     Securities and Exchange Commission Regulation S-X Rule 4-10 paragraph (a) defines proved reserves as follows:

Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:
(A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

(B)    the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii)    Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following:
(A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";
(B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;
(C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and
(D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved developed oil and gas reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     Certain Staff Accounting Bulletins published subsequent to the promulgation of Regulation S-X have dealt with matters relating to the application of financial accounting and disclosure rules for oil and gas producing activities. In particular, the following interpretations extracted from Staff Accounting Bulletins set forth the Commission staff's view on specific questions pertaining to proved oil and gas reserves.

     Economic producibility of estimated proved reserves can be supported to the satisfaction of the Office of Engineering if geological and engineering data demonstrate with reasonable certainty that those reserves can be recovered in future years under existing economic and operating conditions. The relative importance of the many pieces of geological and engineering data which should be evaluated when classifying reserves cannot be identified in advance. In certain instances, proved reserves may be assigned to reservoirs on the basis of a combination of electrical and other type logs and core analyses which indicate the reservoirs are analogous to similar reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. (extracted from SAB-35)

     In determining whether "proved undeveloped reserves" encompass acreage on which fluid injection (or other improved recovery technique) is contemplated, is it appropriate to distinguish between (i) fluid injection used for pressure maintenance during the early life of a field and (ii) fluid injection used to effect secondary recovery when a field is in the late stages of depletion?... The Office of Engineering believes that the distinction identified in the above question may be appropriate in a few limited circumstances, such as in the case of certain fields in the North Sea. The staff will review estimates of proved reserves attributable to fluid injection in the light of the strength of the evidence presented by the registrant in support of a contention that enhanced recovery will be achieved. (extracted from SAB-35)

     Companies should report reserves of natural gas liquids which are net to their leasehold interest, i.e., that portion recovered in a processing plant and allocated to the leasehold interest. It may be appropriate in the case of natural gas liquids not clearly attributable to leasehold interests ownership to follow instruction (b) of Item 2(b)(3) of Regulation S-K and report such reserves separately and describe the nature of the ownership. (extracted from SAB-35)

     The staff believes that since coalbed methane gas can be recovered from coal in its natural and original location, it should be included in proved reserves, provided that it complies in all other respects with the definition of proved oil and gas reserves as specified in Rule 4-10(a)(2) including the requirement that methane production be economical at current prices, costs, (net of the tax credit) and existing operating conditions. (extracted from SAB-85)

     Statements in Staff Accounting Bulletins are not rules or interpretations of the Commission nor are they published as bearing the Commission's official approval; they represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.

SUB-CATEGORIZATION OF DEVELOPED RESERVES (SPE/WPC DEFINITIONS)

     In accordance with guidelines adopted by the Society of Petroleum Engineers (SPE) and the World Petroleum Congress (WPC), developed reserves may be sub-categorized as producing or non-producing.

Producing. Reserves sub-categorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Non-Producing. Reserves sub-categorized as non-producing include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in awaiting pipeline connections or as a result of a market interruption, or (3) wells not capable of production for mechanical reasons. Behind pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.

UNPROVED RESERVES (SPE/WPC DEFINITIONS)

     Unproved reserves are based on geologic and/or engineering data similar to that used in estimates of proved reserves; but technical, contractual, economic, or regulatory uncertainties preclude such reserves being classified as proved. Unproved reserves may be further classified as probable reserves and possible reserves.

     Unproved reserves may be estimated assuming future economic conditions different from those prevailing at the time of the estimate. The effect of possible future improvements in economic conditions and technological developments can be expressed by allocating appropriate quantities of reserves to the probable and possible classifications.

Probable Reserves. Probable reserves are those unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. In this context, when probabilistic methods are used, there should be at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable reserves.

     In general, probable reserves may include (1) reserves anticipated to be proved by normal step-out drilling where sub-surface control is inadequate to classify these reserves as proved, (2) reserves in formations that appear to be productive based on well log characteristics but lack core data or definitive tests and which are not analogous to producing or proved reserves in the area, (3) incremental reserves attributable to infill drilling that could have been classified as proved if closer statutory spacing had been approved at the time of the estimate, (4) reserves attributable to improved recovery methods that have been established by repeated commercially successful applications when (a) a project or pilot is planned but not in operation and (b) rock, fluid, and reservoir characteristics appear favorable for commercial application, (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and the geologic interpretation indicates the subject area is structurally higher than the proved area, (6) reserves attributable to a future workover, treatment, re-treatment, change of equipment, or other mechanical procedures, where such procedure has not been proved successful in wells which exhibit similar behavior in analogous reservoirs, and (7) incremental reserves in proved reservoirs where an alternative interpretation of performance or volumetric data indicates more reserves than can be classified as proved.

Possible Reserves. Possible reserves are those unproved reserves which analysis of geological and engineering data suggests are less likely to be recoverable than probable reserves. In this context, when probabilistic methods are used, there should be at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable plus possible reserves.

     In general, possible reserves may include (1) reserves which, based on geological interpretations, could possibly exist beyond areas classified as probable, (2) reserves in formations that appear to be petroleum bearing based on log and core analysis but may not be productive at commercial rates, (3) incremental reserves attributed to infill drilling that are subject to technical uncertainty, (4) reserves attributed to improved recovery methods when (a) a project or pilot is planned but not in operation and (b) rock, fluid, and reservoir characteristics are such that a reasonable doubt exists that the project will be commercial, and (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and geological interpretation indicates the subject area is structurally lower than the proved area.

100, 530 - 8TH AVENUE, S.W. 600 17TH STREET, SUITE 1610N	CALGARY, ALBERTA T2P 3S8 DENVER, COLORADO 80202-5416	TEL (403) 262-2799 (303) 623-9147	FAX (403) 262-2790 (303) 623-4258